Exhibit 99.1

Press Release	Media Contact Martin Kunze T +49 6172 609-2115 martin.kunze@fresenius.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

December 1, 2021

Fresenius Medical Care announces changes to Management Board, reflecting the transformation to the company’s new operating model

Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, today announced changes to the Management Board effective on January 1, 2022. They follow a unanimous decision by the Supervisory Board of Fresenius Medical Care Management AG to adapt the composition of the Management Board to the company’s new operating model, which is being launched in 2023.

The new, globally operating Care Delivery segment, in which the company is combining its global healthcare services business, will be led by William Valle (61), currently CEO of Fresenius Medical Care North America. Dr. Katarzyna Mazur-Hofsäß (58), currently CEO of the Europe, Middle East and Africa (EMEA) region, will take over responsibility for the new, globally operating Care Enablement segment, in which Fresenius Medical Care is consolidating its previously decentralized healthcare products business under a global MedTech umbrella.

Rice Powell (66) will continue to serve as Fresenius Medical Care’s CEO, and the Global Medical Office will continue to be led by Franklin W. Maddux, MD (64). Chief Financial Officer Helen Giza (53) will be taking on the additional role of Chief Transformation Officer.

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Harry de Wit (59), CEO for Asia-Pacific, Kent Wanzek (62), CEO for Global Manufacturing, Quality and Supply (GMQS), and Dr. Olaf Schermeier (49), CEO for Global Research and Development, will move from the Fresenius Medical Care Management Board to the Fresenius Medical Care Executive Committee.

During the transition phase, Harry de Wit will continue leading the business in the Asia-Pacific region and take on additional responsibility for EMEA. Kent Wanzek will continue to have responsibility for GMQS, with a focus on the full transition of its activities into the new Care Enablement organization. Dr. Olaf Schermeier will take over the leadership of the Critical Care business and Fresenius Medical Care Ventures, two of the company’s most important growth areas within the Care Enablement segment. All three will be reporting to Dr. Katarzyna Mazur-Hofsäß. In 2022, the current country organizations will be mapped, and will subsequently be transitioned to the new operating model.

Stephan Sturm, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, said: “The Supervisory Board fully supports the upcoming reorganization as it will strengthen Fresenius Medical Care and lay the foundations for the company’s continued, successful development. Our special thanks and respect go to Harry de Wit, Kent Wanzek and Olaf Schermeier. They have made valuable contributions on the Management Board over the years, and now stand ready to assume responsibility in new roles. On behalf of the Supervisory Board, I wish the entire management team and our employees every success, as we build new and robust organizational structures that will stand the test of time.”

Rice Powell, CEO of Fresenius Medical Care, said: “2022 will be a significant year of transition as we move toward our new operating model as a leaner, and at the same time stronger, basis for executing our growth strategy. I look forward to the continued cooperation with our leadership team and all Fresenius Medical Care colleagues. It is a lot of work to make this work, but I’m sure that with the new operating model and the resulting changes we are setting the course for a successful future for Fresenius Medical Care – for the benefit of all the company’s stakeholders.”

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.7 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,151 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

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For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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